THIS LAND FILM LLC

FINANCIAL STATEMENTS

FOR THE PERIOD FROM INCEPTION
THROUGH August 26, 2020
(Unaudited)

THIS LAND FILM LLC

FINANCIAL STATEMENTS

FOR THE PERIOD FROM INCEPTION
THROUGH August 26, 2020

CONTENTS

THIS LAND FILM LLC

BALANCE SHEET
FOR THE TIME FROM INCEPTION THROUGH August 26, 2020

	August 26, 2020
ASSETS	
Current Assets	
Cash and Cash Equivalents - Note 2, 3	$ -
Total Current Assets	-
TOTAL ASSETS	$ -
LIABILITIES AND MEMBERS' EQUITY	
Current Liabilities	
Loan from Member - Note 5	$ 500
State Tax Payable	800
Total Current Liabilities	1,300
Total Liabilities	1,300
Members' Equity	
Members' Capital - Note 4	-
Accumulated deficits	(1,300)
Total Shareholders' Equity	(1,300)
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ -

See accompanying notes.

THIS LAND FILM LLC

STATEMENT OF OPERATIONS
FOR THE TIME FROM INCEPTION THROUGH August 26, 2020

REVENUES:

Sales	$	-
TOTAL REVENUES		-
EXPENSES:		
Organizational Costs		480
Permits and Licenses		20
TOTAL EXPENSES		500
OPERATING INCOME (LOSS)		(500)
OTHER INCOME/EXPENSES		
Other Income/expenses		-
INCOME (LOSS) FROM CONTINUING		
OPERATION BEFORE INCOME TAXES		(500)
PROVISION FOR STATE INCOME TAX		800
NET INCOME (LOSS)	$	(1,300)

See accompanying notes.

4

THIS LAND FILM LLC

STATEMENT OF MEMBERS' EQUITY
FOR THE TIME FROM INCEPTION THROUGH August 26, 2020

	Contribution	Withdrawal	Acculmulated Deficits	Total
Balance at August 26, 2020	$ -	$ -	$ -	$ -
Members' contribution				-
Members' withdrawal				-
Net loss			(1,300)	-
Balance at August 26, 2020	$ -	$ -	$ (1,300)	$ (1,300)

THIS LAND FILM LLC

STATEMENT OF CASH FLOWS
FOR THE TIME FROM INCEPTION THROUGH August 26, 2020

	2020
CASH FLOWS FROM OPERATING ACTIVITIES:	
NET INCOME (LOSS)	$ (1,300)
ADJUSTMENTS TO RECONCILE NET INCOME **TO NET CASH PROVIDED BY OPERATIONS:**	
Incr. (Decr.) in Loan from Member	1,300
TOTAL ADJUSTMENTS	1,300
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	-
CASH FLOWS FROM INVESTING ACTIVITIES	
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	-
CASH FLOWS FROM FINANCING ACTIVITIES:	
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	-
NET INCREASE (DECREASE) IN CASH	-
CASH - BEGINNING	-
CASH - ENDING	$ -

See accompanying notes.

THIS LAND FILM LLC

NOTES TO FINANCIAL STATEMENTS
FOR THE TIME FROM INCEPTION THROUGH August 26, 2020

NOTE 1 - GENERAL

THIS LAND FILM LLC ("the Company"), was incorporated on August 16, 2020 in the state of California.

The Company is planning to engage in business of the production of a new feature documentary film currently titled, This Land.

As of this reporting date, no other business activities have begun except incurred organizational costs.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Use of Estimates

The preparation of the financial statements is in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and disclosed in the accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all monies in banks and highly liquid investments with maturity dates of less than three months. The carrying value of cash and cash equivalents approximates fair value because of the short maturities of those financial instruments.

NOTE 3 - CASH AND CASH EQUIVALENTS

Cash and Cash equivalents consist of the following:

	2020
Cash in bank - Bank of America	$ -
Total	$ -

NOTE 4 - MEMBERS' EQUITY

As of reporting date, the Company has no contributions from members.

THIS LAND FILM LLC

NOTES TO FINANCIAL STATEMENTS
FOR THE TIME FROM INCEPTION THROUGH August 26, 2020

NOTE 5 - RELATED PARTY TRANSACTIONS

Member made loans to the Company for incorporation and organizational costs and the total amount was $1300.00.

The Company has no other reportable related party transactions except above stated transactions of loans from the member.

NOTE 6 - SUBSEQUENT EVENTS

Management of the Company has evaluated material events or transactions from the time of inception through August 26, 2020 the date these financial statements were available to be issued, and determined that there was no material subsequent event that would be reported in the financial statements.